EXHIBIT 12.1
BANCO SANTANDER, S.A.
Ratio of Earnings to Fixed Charges

	Year end December 31,
	2010		2009		2008		2007		2006
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges	$23,193,668	$9,461,167	$26,392,227	$10,540,180	$37,041,015	$17,756,819	$30,569,963	$15,980,396	$24,143,967	$11,033,379

EARNINGS:
Income from continuing operations before taxes and extraordinary items	12,051,873	12,051,873	10,587,800	10,587,800	10,849,325	10,849,325	10,970,494	10,970,494	8,853,774	8,853,774
Distributed earnings from associated companies	16,910	16,910	(5,870)	(5,870)	695,880	695,880	291,401	291,401	259,269	259,269
Fixed charges	23,193,668	9,461,167	26,392,227	10,540,180	37,041,015	17,756,819	30,569,963	15,980,396	24,143,967	11,033,379
Total earnings	$35,228,631	$21,496,130	$36,985,897	$21,133,850	$47,194,460	$27,910,264	$41,249,056	$26,659,489	$32,738,472	$19,627,884

Ratio of earnings to fixed charges	1.52	2.27	1.40	2.01	1.27	1.57	1.35	1.67	1.36	1.78